Soturi Fitness and Nutrition

Form C/A-R

Purpose of This Form

A company that has raised money using Regulation Crowdfunding must report certain information. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

(A) The Company

Name of Company	Soturi Fitness and Nutrition
State of Organization	CA
Date of Formation	3/10/2017
Entity Type	Limited Liability Company
Street Address	1267 Chapel Dr, Santa Clara, CA 95050
Website Address	SoturiKitchen.com

(B) Directors and Officers Of the Company

Name	Position	Officer Since	Past Experience
Yu Ling Mark Davis	Founder	2017	Owner at Soturi Kitchen (Founded 2017): 15 years in food & beverage, both front and back of the housePrecision Nutrition Coach, Functional Sports NutritionHerbalist & Plant Medicine

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power
Yu Ling Mark Davis	75%

(D) The Company's Business and Business Plan

In anticipation of branching out of our little home kitchen operation and putting on a big girl skirt (into a commercial kitchen and a brick and mortar).

We decided that the name Soturi Kitchen did not fit into our vision for the growth of this company and in some cases, may even hinder our potential. So in January of 2021, we decided to rebrand to Forest & Flour, a name that is rooted in respect of mother earth and her teachings and a play on words of both flower and flour, the latter as one of the main ingredients we use in the kitchen.

Our Second Campaign
The funds raised from the second campaign will be used to cover additional construction expenses. The additional expense occurred due to 14 months of lease negotiation and county permit issuance, as well as rapid inflation.

Overview
Forest & Flour offers healthy, gluten-free and dairy-free foods that are made with earth-grown ingredients. We currently operate and connect with our community at local farmers' markets. We have experienced a growing demand for our food and now our cafe space is already under construction. We are excited and looking forward to opening our (new) doors in July 2022. Thank you for considering investing to help us pay for construction and equipment!

The Opportunity
By investing in Forest & Flour, you will support a business that is providing safe and healthy food for people that have allergies and sensitivities.
- Proven Demand - We've already identified a loyal customer base in San Francisco, San Jose, Los Gatos and surrounding areas via our farmers' market vending channel since May 2019.

- Competitive Advantage - We are one of the only local allergen-friendly food services that incorporate exclusively natural sweeteners, traditional medicines, and whole foods to help people heal their bodies and reconnect to the earth.

- Experienced Founders - Growing up with the need to feed herself, our founder, Sway, along with her curiosity, gained the skill of cooking. That passion became her work in the food and beverage industry for 20 years beginning at the age of 14. During those 20 years, she has held positions as a bartender, server, cocktail waitress, host, dishwasher, and line cook. She worked in local bars and grills, fancy country clubs, fresh modern Mexican restaurants, renowned Jazz clubs, and famous celebrity chef restaurants like Alan Wong and Bourbon Steak. Her partner, Damian, is a graduate of the Professional Culinary Program and the International Baking & Pastry Program at the Florida Culinary Institute. He held a sous chef position at the award-winning Daniellas Restaurant that focused on the current food trend called "Farm to Table." For the past 2 and an half decades, Damian has overseen kitchens for companies like Hilton Hotel Corporation, Starwood Hotel and Resorts, Eatzi's Bakery, The Cheesecake Factory, and Puesto.

Business Overview
Forest & Flour, the brainchild of healthfood expert Sway Soturi, and professional chef Damian Mark with one ultimate goal: providing the people of the Bay Area with healthy, allergen-free meals without sacrificing any flavor. Attending farmers' markets since May of 2019, the Forest & Flour team has seen the exploding demand for "Farm to Table" restaurants and hopes to fill a much needed gap in the food industry.

The Team

Sway Soturi,
Born and raised in Taiwan, Sway grew up in a one-parent "home." As a result, she often moved from relatives to relatives because her working mother was, well, working. It is fair to say that she had to take up cooking to ensure a full belly at the end of the day. The one person that in□uenced the most in her cooking is her aunt, who was her primary caretaker for many years. Aunty would make delicious whole fish, brothy chicken soups, and simple healthy veggies for this (then) young swimmer.

It wasn't after Sway moved to NYC did she realize how small her view on the world of food was. She indulged in pizza, oysters, falafels, and much much more. It was then she decided that it's in the kitchen where she wanted to learn and work.

In 2009 Sway became a mom and a mission was created - to raise a young man who understands the importance of eating healthy for his body and exercise to condition the mind to explore this wondrous world. Along this path, she became a certified personal trainer, a nutrition coach, and a yoga teacher. Sway continues to hone her skills in the hopes to contribute to her community.

So how the heck did Soturi Kitchen happen? Around 2012, unusual health conditions prompted her to experiment with a diet that is gluten and dairy free. Today, Sway is happy to share her creations with you and wishes that you will also benefit from these small offerings.

Damian Mark,
Forged from the stars, Damian was delivered to a world that didn't deserve him from Valhalla in 1976.
Immediately recognized as a force to be reckoned with, Damian excelled at everything put before him. Sports, science, and arts. Damian had everything (except friends) in this world. His earth parents, Patty and David valued the ideals of hard work and free spirits. They lived on a remote farm and taught Damian the importance of self sustenance and the relationship between congestions to the earth and our food. Traveling taught a love of culture and interests in all art forms around the world. Exciting cuisines and different flavors showed young Damian that there is more to this world than the food you see in front of you, and that it too, can be exciting and different, even with the same ingredients.
Damian's love for food was always present and after everything, that became his chosen profession. After his first kitchen job he decided that he wanted to know more, he wanted to know it all. First he enrolled in the culinary arts program at Florida Culinary Institute and finished both the culinary arts and the international baking and pastry program. Damian then moved to Gainesville and got a job as the sous chef at the University of Florida Hotel under Ivy Award winner Michael McBride. Influenced heavily by Charlie Trotter, he moved Midwest and earned a coveted internship with Chef Trotter.
After some time working in and visiting some of the best restaurants around the globe, Damian spent the next few years working in hotel establishments. Eventually an opportunity landed him in Honolulu.

Once in Hawai'i, the life of outdoors took hold. He spent time to explore the island, running and biking returned as great fun activities. Unfortunately, his great memories of surfing in Florida were replaced with the harsh reality that he just wasn't very good at it, so hiking and swimming became the thing. Luckily he met a great (beginner) surfer and even better swimmer in Sway. Damian loved (loves) her passion for food and wanted her to share his passion for the outdoors. He shared his expertise in cooking techniques that she didn't have experience with and took her camping. Sway shared her passions with Damian as well, but sadly he still lacks even a basic understanding or concept of fashion and civility.

Damian has a strong desire to share his knowledge and skills. In Ratatouille they showed anyone can cook, but it still ended with an unrealistic image that cooking is an innate skill. Cooking is a skill that can be learned and taught. It is dinner with your family; it is an excitement for new or fresh produce; it is a skill to be passed on. And Damian's biggest passion is passing it on to as many people as he possibly can!

P.S. Damian is also the Chef de Cusine @ Puesto in Santa Clara. Please say hi sometime!
For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the oHering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

(G) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage	1.20%
Payment Deadline	1/1/2027
Maximum Payment Multiple	
Early Investors	1.75x (For the first $10,000 invested.)
All Other Investors	1.5x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securization	Unsecured
Accrual Rate	0.99%

(H) Indebtedness of the Company

Title	Amount ($)	Interest %	Maturity Date
Mainvest Revenue Sharing Note	$32,900	N/A	01/01/2027
Working Solutions	$36,641	5.00%	01/01/2026
SBA EIDL	$77,518	3.75%	6/10/2025

(I) Other Offerings of Securities within the Last Three Years

April 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $33,450 Please refer to the company's Form C/U dated May 28th, 2021 for additional disclosures

The sale of 12.5% of the membership interests

January 2022 Simple agreement for future equity (SAFE Note) for $50,000.

(J) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(K) Our Compliance with Reporting Obligations

The Company has not filed an annual report prior to this Form C/A-R and is filing this Form C/A-R to correct for a failure to file for the 2021 Fiscal Year.

Tax Information

Financial Statements Line Item	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$128,307.73	$0.00
Cash	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term debt	$145,085.00	$0.00
Long-term debt	$0.00	$0.00
Revenues	$217,949.00	$172,241.00
Costs of Good Sold	$68,553.00	$54,750.00
Taxes Paid	$0.00	$0.00
Net Loss	-$32,497.00	-$15,588.00